UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Amendment to a Material Definitive Agreement

On October 30, 2023, Kaixin Auto Holdings (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Company will issue the Investors (i) an aggregate of 10,500,000 Class A Ordinary Shares of the Company, par value of US$0.00075 per share, at a purchase price of US$0.87 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 10,500,000 shares of the Class A Ordinary Shares of the Company at an exercise price of US$1.00 per warrant (the “Warrants”). Each of the Investors will purchase 3,500,000 of the Purchase Shares and 3,500,000 of the Warrants. The Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of the closing date. The transaction contemplated under the Securities Purchase Agreement is expected to close on November 7, 2023 (“Closing”).

The Securities Purchase Agreement was filed as Exhibit 99.1 to the Current Report on Form 6-K filed on November 7, 2023. The foregoing is only a brief description of the material terms of the Securities Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

On November 11, 2023, the Company and the Investors entered into an amendment to the Securities Purchase Agreement pursuant to which the Purchase Price of the shares is adjusted from $0.87 per share to $1.80 per share and the exercise price of the Warrants is adjusted from US$1.00 per share to US$1.80 per share.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: November 14, 2023	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer